UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

Liquidmetal Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53634 X 100

(CUSIP Number)

Wynnefield Capital, Inc.
Wynnefield Capital Management LLC
Attn: Nelson Obus
450 Seventh Avenue, Suite 509
New York, New York 10123

Copy to:
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
(212) 752-9700 Fax: (212) 980-5192
Attention: David E. Danovitch, Esq.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP TAX ID #: 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 530,970 shares of common stock.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 530,970 shares of common stock.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 530,970 shares of common stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP I TAX ID #: 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 695,318 shares of common stock.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 695,318 shares of common stock.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,318 shares of common stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.82%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund Ltd. TAX ID #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 670,033 shares of common stock.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 670,033 shares of common stock.
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,033 shares of common stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. TAX ID #: 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER Indirect beneficial ownership of 670,033 shares of common stock which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund Ltd.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Indirect beneficial ownership of 670,033 shares of common stock which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund Ltd.
	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 670,033 shares of common stock which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.79%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC TAX ID #: 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

Indirect beneficial ownership of 1,226,288 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

Indirect beneficial ownership of 1,226,288 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 1,226,288 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.44%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

Indirect beneficial ownership of 1,896,321 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

Indirect beneficial ownership of 1,896,321 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 1,896,321 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

Indirect beneficial ownership of 1,896,321 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

Indirect beneficial ownership of 1,896,321 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 1,896,321 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 6
TO
SCHEDULE 13D

This Amendment No. 6 amends certain of the information contained in the Statement on Schedule 13D, field on August 29, 2008, as amended on September 18, 2008, September 30, 2008, October 10, 2008, October 28, 2008, and May 13, 2009 (the “Schedule 13D”), filed by the parties named above (collectively, the “Wynnefield Reporting Persons”).  Certain information in the Schedule 13D which has not changed since the filing thereof is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

All securities of the Issuer reported in this Schedule 13D as beneficially owned by the Wynnefield Reporting Persons were acquired by Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore, respectively, in exchange transactions completed with the Issuer effective August 10, 2010, pursuant to which the Wynnefield Reporting Persons exchanged the Issuer’s “Series A-2 Common Stock Purchase Warrants” and Issuer’s “Exchange Notes,” acquiring 1,896,321 shares of Issuer’s common stock as follows:
Name	Number of Shares Purchased	Exercise Price per share

Wynnefield Partners	149,809	$0.60
Wynnefield Partners	381,161	$0.50
Wynnefield Partners I	196,178	$0.60
Wynnefield Partners I	499,140	$0.50
Wynnefield Offshore	189,044	$0.60
Wynnefield Offshore	480,989	$0.50

In exchange transactions with the Issuer effective August 12 and 13, 2010, the Wynnefield persons exchanged shares of “Series A-2 Preferred Stock” for 2,963,680 shares of issuers common stock in a cashless exercise.  The common shares were then sold in open market transactions as follows:
Date	Number of Shares	SalePrice per share
August 12, 2010	500,000	$1.18
August 12, 2010	2,000,000	$1.57
August 13, 2010	463,680	$1.46

In an open market transaction effective August 11, 2010, Wynnefield Small Cap Value Offshore Fund, Ltd. sold 335,000 shares of Issuer’s common stock at a price of $1.00 per share.

In an open market transaction effective August 12, 2010, Wynnefield Small Cap Value Offshore Fund, Ltd. sold 738,554 shares of Issuer’s common stock at a price of $1.18 per share.

Item 4. Purpose of Transaction.

The Wynnefield Reporting Persons are now passive shareholders in Issuer.  No representative of the Wynnefield Reporting Persons further serves as observer to the board of directors or in any other oversight capacity.  The transactions reported herein reflect a desire to monetize significant portions of the Wynnefield Reporting Persons’ investments in Issuer.

Item 5. Interest in Securities of the Issuer.

(a)
- (c) As of August 24, 2010, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,896,321shares of Common Stock constituting approximately 2.23% of the outstanding shares of the Issuer’s Common Stock (based upon 84,763,339 shares of the Issuer’s Common Stock outstanding on August 20, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the U.S. Securities and Exchange Commission on August 20, 2010). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares

Wynnefield Partners	530,970	0.62%
Wynnefield Partners I	695,318	0.82%
Wynnefield Offshore	670,033	0.79%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,226,288 shares of Common Stock, constituting approximately 1.44% of the outstanding shares of Common Stock (based upon 84,763,339 shares of the Issuer’s Common Stock outstanding on August 20, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the U.S. Securities and Exchange Commission on August 20, 2010). The filing of this Schedule 13D and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement Dated as of May 13, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2010                                                          WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:           Wynnefield Capital, Inc.

By:           /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:           /s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 13th day May, 2009, by and among Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua Landes.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Liquidmetal Technologies, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:           Wynnefield Capital, Inc.

By:           /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:           /s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

13